EXHIBIT 99.3

NOTICE OF SPECIAL MEETING

FIRST WASHINGTON FINANCIALCORP

U. S. Route 130 and Main Street

Windsor, NJ 08561

(609) 426-1000

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held on November 5, 2004

To the shareholders of First Washington FinancialCorp:

We will hold a special meeting of shareholders of First Washington FinancialCorp at [Meeting Time], local time, on Friday, November 5, 2004, at the [Meeting Place], for the following purposes:

1. to consider and vote upon a proposal to approve and adopt an agreement and plan of merger, dated June 14, 2004, as amended, between First Washington FinancialCorp and Fulton Financial Corporation, pursuant to which, among other things, upon consummation of the merger, each outstanding share of First Washington common stock (other than certain shares held by First Washington or Fulton) immediately prior to the merger will be converted into 1.35 shares (subject to adjustment) of Fulton common stock, plus cash in lieu of any fractional share interest;

2. to adjourn the special meeting to a later date if necessary in order to solicit additional proxies; and

3. to transact such other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

We have fixed the close of business on September 22, 2004 as the record date for the determination of shareholders entitled to notice of and to vote at the special meeting. Only holders of First Washington common stock of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournment or postponement of the special meeting. The affirmative vote of at least a majority of the outstanding shares of First Washington common stock is necessary to approve and adopt the merger agreement.

Our board of directors has determined that the merger agreement is fair to and in the best interests of First Washington’s shareholders and unanimously recommends that shareholders vote “FOR” approval and adoption of the merger agreement and “FOR” each other proposal.

By Order of the Board of Directors

/s/ Nora Rauscher
Nora Rauscher
Assistant Corporate Secretary
October 5, 2004

IMPORTANT

Your vote is important regardless of the number of shares you own. A failure to vote your shares will effectively act as a vote against the merger. Whether or not you expect to attend the special meeting, please sign, date and promptly return the accompanying proxy card using the enclosed postage-prepaid envelope. If you are a record shareholder and for any reason you desire to revoke your proxy, you may do so at any time before it is voted at the special meeting.